# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: McCORMICK & COMPANY, INCORPORATED, CIK 0000063754
CUSIP: 579780206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 24 Schilling Road, Suite 1, Hunt Valley, Maryland (MD), 21031
Date of event which requires filing of this statement: 02/06/2026
Filed by CIK 0001644562
Persons authorized to receive notices and communications: Jeffery D. Schwartz, c/o McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland (MD), 21031, (410) 771-7301

## Reporting persons
- Brendan M. Foley (CIK 0001644562): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 790,496; shared voting power 0; sole dispositive power 790,496; shared dispositive power 0; aggregate amount beneficially owned 790,496 (5.1% of the class)
  Comment: * See Item 5.
  ** Based on (i) 14,803,418 shares of Common Stock outstanding as of February 6, 2026 plus (ii) 648,975 shares that may become issuable upon the exercise of stock options and vesting of restricted stock units held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: McCORMICK & COMPANY, INCORPORATED
Address of issuer's principal executive offices: 24 Schilling Road, Suite 1, Hunt Valley, Maryland (MD), 21031

## Item 2. Identity and Background
Name of person filing: Brendan M. Foley (the "Reporting Person")
Residence or business address: 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031
Present principal occupation or employment: The Reporting Person's present principal occupation is Chairman of the Board, President and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: The Reporting Person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person is an executive officer of the Issuer and, in addition to compensation in cash, receives compensation in the form of shares of Common Stock of the Issuer pursuant to stock options, restricted shares of Common Stock and other equity awards granted pursuant to the terms of the Issuer's equity compensation plans.

## Item 4. Purpose of Transaction
Purpose of transaction:
See Item 3 above.
The Reporting Person does not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Notwithstanding the foregoing, the Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his ownership of the shares of Common Stock he now owns and to take such actions as he deems appropriate in light of the circumstances including, without limitation, to acquire additional shares of Common Stock or to dispose of, in any manner permitted by law, all or a portion of the Common Stock which he now owns or may hereafter acquire.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns, in aggregate, 790,496 shares of Common Stock, representing 5.1% of the Issuer's outstanding shares, which includes 648,975 shares of Common Stock which could be acquired within 60 days of February 6, 2026 pursuant to the exercise of stock options and vesting of restricted stock units.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: 790,496
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 790,496
(iv) Shared power to dispose or direct the disposition: -0-
Transactions in the class effected during the past sixty days: The Reporting Person has effected no transactions in the Common Stock of the Issuer within the past 60 days, except as follows: (1) on December 17, 2025, the Reporting Person acquired 70.873 shares of phantom stock in the Issuer's Non-Qualified Retirement Savings Plan, each representing one share of Common Stock, (2) on December 30, 2025, the Reporting Person acquired 35.524 shares of phantom stock in the Issuer's Non-Qualified Retirement Savings Plan, each representing one share of Common Stock, (3) on January 19, 2026, the Issuer awarded the Reporting Person 20,198 shares of Common Stock pursuant to the Issuer's Long-Term Incentive Program for the three year performance cycle beginning on December 1, 2022 and ending on November 30, 2025, and (4) on February 6, 2026, the Issuer granted the Reporting Person 68,855 restricted stock units.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Power of Attorney (incorporated herein by reference to Exhibit 24 to the Form 4 filed by the Reporting Person on November 19, 2025).

## Signatures
- Brendan M. Foley: /s/ Jason E. Wynn, Jason E. Wynn / Attorney-in-Fact (02/13/2026)